

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 8, 2010

Mr. Scott Perry
Chief Financial Officer
Gammon Gold Inc.
1701 Hollis Street
Suite 400, Founders Square, PO Box 2067
Halifax, NS Canada B3J 2Z1

> **Re: Gammon Gold Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008,**
> **As Amended**
> **Filed August 12, 2009**
> **Response Letter Dated January 15, 2010**
> **File No. 1-31739**

Dear Mr. Perry:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008, As Amended

Exhibit 99.3

Restated Consolidated Financial Statements

Note 5. Change in Estimate

1.   We have considered your responses to prior comments from our letters dated August 31, 2009 and December 10, 2009 concerning your position that inclusion of measured, indicated, and inferred resources in your depletion base is

appropriate under Canadian GAAP and represents a change in estimate rather
than a change in accounting principle. So that we may further evaluate your
accounting methodology, please respond to the following additional items:

- Provide a reconciliation of your actual quarterly production as compared to
your planned production for your past two fiscal years. This reconciliation is
defined by the fixed volume of your mining activity by period and comparing
your actual production results to the predicted results tabulated from your
geologic model. We suggest that you present this information in a table and
include a narrative adjacent to the table explaining the reasons you believe
that account for any material variations.

- Explain in sufficient detail how you adjust your depletion base once you
produce gold and/or silver ounces that were previously classified as inferred
resources and included in the depletion base at 25% for your Ocampo Mine
and 50% for your El Cubo Mine for depreciation purposes.

Response Letter Dated September 30, 2009

2.   Please provide additional information to support your belief that you have a
reasonable basis for assuming 100% conversion of your indicated resources at the
Ocampo Mine and El Cubo Mine. In this regard, we note paragraph .20 of CICA
Handbook Section 3061 states that "As the estimate of the life of an item of
property, plant and equipment is extended into the future, it becomes increasingly
difficult to identify a reasonable basis for estimating the life." Based on this
guidance, please explain how your statement on page five that "Due to the
Company's expectation of a higher long-term metal price environment, all
Measured and Indicated resources outside the "Reserve Pit" but within the
"Resource Pit" should be utilized for depletion purposes;" is a reasonable basis
for your 100% conversion assumption.

3.   We also note from your response on page six that the "Company believes that it is
not unreasonable, and in fact is conservative, to assume that 25% of the Inferred
resources will be converted to reserves due to 1) the fact that the historical
conversion rate over the past 4 years has been considerably high, 2) the low
sulfidation deposits in Mexico have a history of being quite prolific, and 3) it is
current practice that all low grade exploration development is sent for processing
(these tonnages are outside of reserves) and account for up to 10% of the out of
reserve production at any time." In light of these facts, please
explain in greater detail why you believe you have a reasonable basis, as
contemplated by paragraph .20 of CICA Handbook Section 3061, to include
inferred resources in your determination of the period over which income will be

>   earned, or the "useful life" of the mine, and tell us how you considered the
>   discussion of the uncertainties related to inferred mineral resources in the
>   Appendix to Companion Policy 43-101CP in determining that your inferred
>   resources should be included in determining the "useful life" of the mine.

Response Letter Dated January 15, 2010

4.   We note from your response to prior comment number three that you do not
      include estimated development and restoration costs associated with accessing
      measured, indicated and inferred resources in your depreciable cost basis. Please
      tell us if you anticipate any material development costs associated with accessing
      these resources in the future.

5.   Notwithstanding your response to the preceding comment, if you were to perform
      an impairment analysis pursuit to CICA Handbook Section 3063 and EIC 152 on
      your mining interests, please tell us what amounts of future exploration and
      development costs you would expect to incur to be able to extract the measured,
      indicated and inferred resources.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

       You may contact Jennifer O'Brien at (202) 551-3721 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3299 with any other questions.

                                                    Sincerely,

                                                    Mark C. Shannon
                                                    Branch Chief